Filed Pursuant to Rule 424(b)(3)

Registration No. 333-152653

CB RICHARD ELLIS REALTY TRUST

Supplement No. 5 dated June 25, 2010

to the Prospectus dated April 28, 2010

We are providing this Supplement No. 5 to you in order to supplement our prospectus dated April 28, 2010. This Supplement No. 5 provides information that shall be deemed part of, and must be read in conjunction with, the prospectus, which was supplemented by Supplement No. 2 dated June 10, 2010 which superseded and replaced all prior supplements to the registrant’s prospectus dated April 28, 2010, Supplement No. 3 dated June 11, 2010 and Supplement No. 4 dated June 22, 2010. Capitalized terms used in this Supplement No. 5 have the same meanings in the prospectus unless otherwise stated herein. The terms “we,” “our,” “us” and CBRE REIT include CB Richard Ellis Realty Trust and its subsidiaries.

RECENT DEVELOPMENTS

Millers Ferry Road

On June 23, 2010, we entered into a purchase and sale agreement to acquire, subject to customary closing conditions, Millers Ferry Road, located at Millers Ferry Road and Mars Road in Wilmer, TX, a suburb of Dallas. We will acquire Millers Ferry Road for approximately $44,000,000, exclusive of customary closing costs. We anticipate that the acquisition will be funded using the net proceeds from this offering. Millers Ferry Road, scheduled to be completed in the second quarter of 2011, will be a 1,020,000 square foot, warehouse/distribution center with no operating history. We expect that the property will be 100% leased to Whirlpool Corporation to be utilized as a regional distribution center through December 2020. Whirlpool Corporation is a leading global manufacturer and marketer of major home appliances. While we anticipate this acquisition will close during the second quarter of 2011, this agreement is subject to a number of contingencies, including, but not limited to, substantial completion of the construction of the property and acceptance by the tenant of the space and therefore there can be no assurances that this acquisition will occur.

Acquisition of One Wayside Road

On June 24, 2010, we acquired One Wayside Road, located in Burlington, MA, a suburb of Boston. We acquired One Wayside Road for approximately $55,525,000, exclusive of customary closing costs, using the net proceeds from this offering and by assumption of an approximately $26,765,000 existing mortgage loan. Upon closing, we paid the Investment Advisor a $832,875 acquisition fee. One Wayside Road is a 200,411 square foot four-story corporate headquarters office building that was completed in 1998 and expanded in 2008. The property is 100% leased to Nuance Communications, Inc., through March 2018. Nuance Communications, Inc. is a leading provider of speech recognition, imaging and customer interactions software solutions. The estimated acquisition cap rate for One Wayside Road is 7.3%.1

[1]

Acquisition cap rate equals annualized in-place net operating income divided by total acquisition cost for the property. Annualized in-place net operating income equals, on an annualized cash basis as derived from leases in-place at the time we acquire the property, rental income and tenant reimbursements less property and related expenses (operating maintenance, management fees and real estate taxes) and excludes other non-property income and expenses, interest expense, depreciation and amortization and our company-level general and administrative expenses.